February 14, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Donald H. Walker
Vice President, Treasurer and Chief Financial Officer
2800 Gilbert Avenue
Cincinnati, Ohio 45206

Re:	Frisch`s Restaurants, Inc.
	Form 10-K for the year ended May 30, 2004
Forms 10-Q for the quarters ended September 19, 2004 and December
12,
2004
	Commission file #: 001-07323

Dear Mr. Walker:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended May 30, 2004

MD&A Critical Accounting Policies
1. We note in your disclosure of critical accounting policies that the accounting for the impairment of long-lived assets is your only critical accounting policy. We also note that you do not provide a detailed discussion of this accounting policy but instead refer to your discussion in the notes to the financial statements. In future filings, please revise your MD&A disclosure on critical accounting policies to supplement, but not duplicate, the description of accounting policies in the notes to the financial statements and provide greater insight into the judgments and estimates made in applying your impairment policy and the likelihood that materially different results could occur if different assumptions or judgments were used. The discussion in MD&A should present your analysis of the uncertainties involved in applying the policy at a given time or the variability that is reasonably likely to result from its application over time. See FRR 60 and SEC Release 33-8350.

2. We note from the notes to the financial statements that you sponsor defined benefit pension plans for which you incur material amounts of pension expense. Given the relative and increasing materiality of your pension costs in recent periods, we believe that the measurement of these pension obligations, costs and liabilities, which is dependent on a variety of assumptions and estimates, may be material to your financial condition and operating performance. SEC
Release 33-8350 states that companies should provide disclosure when the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and the impact of the estimates and assumptions on financial condition or operating performance is material. Please supplementally tell us why you believe that your pension accounting and related assumptions and methods used do not need to be disclosed in the MD&A critical accounting policies section or alternatively present such disclosure in future filings.

Notes to the Financial Statements

Note A.  Accounting Policies

- Property and Equipment

3. Based on the disclosures provided in Note A on page 31, it appears the Company`s capitalized software development costs are becoming increasingly material. Accordingly, please tell us and revise future filings to explain how the Company`s cost capitalization policies with respect to software development costs comply with the requirements of SOP 98-1.

4. Your description of the ($810,586) credit to "impairment of long-lived assets" in your consolidated statement of operations does not appear to be appropriate. As $666,000 of this credit relates to the reversal of previously established accruals for future lease costs associated with a closed restaurant, we believe your income statement description should be revised to more appropriately describe the nature of this credit to your operations. Additionally, gains on the disposal of assets previously written down, do not result in "credits" to previously established impairment charges. Accordingly, revise to describe the $145,000 gain on disposal of the restaurant as a gain of sale of assets. Your discussion of these credits to operations included in MD&A should be similarly revised.



- Self Insurance

5. We note that you perform an annual review of claims experience during the first quarter of ensuing fiscal years in order to adjust your accrual. Please supplementally tell us, and disclose in future filings if this review is performed by an actuary and if the reserve includes an amount developed for incurred but not reported claims. Additionally, in light of the trend of a decrease in the reserve during fiscal year 2003, 2004 and the first quarter of fiscal 2005, please supplementally explain to us why you believe that reductions in this reserve are appropriate. Additionally, given the increasing significance of the reserve adjustments required in recent periods, please explain why you do not believe more frequent analysis of your claims experience (i.e., quarterly) should be performed. We may have further comment upon receipt of your response.

Note C - Leased Property

6. Please tell us and disclose in future filings whether the Company accounts for operating leases that provide for escalating rental payments over their term on a straight-line basis in accordance with paragraph 15 of SFAS No.13. If not, please explain why the Company believes the treatment used is appropriate.

Quarterly Results (Unaudited)

7. We note that you have presented the measure "gross profit" in your quarterly results of operations. However, we also note that this measure has not been presented in your consolidated statements of operations. Please revise your disclosure regarding your quarterly results of operations to explain how this measure is calculated and why you believe its presentation is meaningful or revise your disclosure of quarterly financial information so that your presentation is consistent with your consolidated statements of earnings.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.



You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-1936 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Frisch's Restaurants, Inc.
February 14, 2005
Page 1